

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52518

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HPC Capital Management CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Mansell Court East, Suite 550
(No. and Street)

Roswell	Georgia	30076
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Mannion (770) 992-1015
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

20283 State Road 7, Suite 300,	Boca Raton,	Florida	33498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Mannion, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HPC Capital Management, Inc., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul F. Mannion Jr.
Signature

President
Title

Sheryl L. King
Notary Public SHERYL A KING

Notary Public, Fulton County, Georgia
My Commission Expires Feb. 3, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HPC Capital Management, Inc.

Financial Statements

June 30, 2003

HPC Capital Management, Inc.

Contents



SALBERG & COMPANY, P.A.

Certified Public Accountants and Consultants

Independent Auditors' Report

To the Board of Directors of:
HPC Capital Management, Inc.

We have audited the accompanying statements of financial condition of HPC Capital Management, Inc. as of June 30, 2003 and 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of HPC Capital Management, Inc. as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in the all material respects in relation to the basic financial statements taken as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
August 25, 2003

20283 State Road 7, Suite 300 • Boca Raton, FL 33498
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

HPC Capital Management, Inc.
Statements of Financial Condition

ASSETS

	June 30, 2003	June 30, 2002
Current Assets		
Cash	$ 320,632	$ 173,326
Stock Receivable	10,625	-
Loan receivable, officer	121,519	-
Accrued interest receivable, officer	3,649	-
Loan receivable, employee	2,000	-
Other receivable	3,438	-
Securities owned	17,765	35,250
Prepaid and other current assets	8,187	-
Total Current Assets	487,815	208,576
Equipment (net of $59 and $0, respectively, of accumulated depreciation)	4,914	-
Deposits	4,290	-
Total Assets	$ **497,019**	$ **208,576**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Current Liabilities		
Accrued expenses	$ 32,312	$ 7,750
Accrued wages payable	176,175	15,525
Due to officers	-	3,205
Total Current Liabilities	208,487	26,480
Stockholders' Equity		
Common stock, $1.00 par value, 100,000,000 shares authorized, 120,000 issued and outstanding	120,000	120,000
Additional paid-in capital	245,445	245,445
Accumulated deficit	(76,913)	(183,349)
Total Stockholders' Equity	288,532	182,096
Total Liabilities and Stockholders' Equity	$ **497,019**	$ **208,576**

See accompanying notes to financial statements

HPC Capital Management, Inc.
Statements of Operations

	Year Ended June 30,	
	2003	2002
Revenues		
Investment banking fees	$ 1,102,717	$ 940,817
Trading gains, net	20,499	4,853
Other income	-	10
Total Revenues	**1,123,216**	**945,680**
Operating Expenses		
Advertising	1,000	75
Clearing costs	191	3,874
Commissions	-	95,222
Depreciation expense	59	-
General and administrative	47,426	233,437
Employee compensation and benefits	841,210	634,171
Fidelity bond	622	94
Insurance	50,461	34,150
Professional fees	22,500	23,985
Regulatory fees	2,453	8,793
Occupancy fees	28,971	29,037
Communications and data processing	25,531	20,713
Total Operating Expenses	**1,020,424**	**1,083,551**
Income (Loss) from Operations	**102,792**	**(137,871)**
Other income (expense)		
Interest income	3,648	-
Interest (expense)	(4)	-
Total Other income (expense)	**3,644**	**-**
Net Income (Loss)	**$ 106,436**	**$ (137,871)**

See accompanying notes to financial statements

HPC Capital Management

Statements of Changes in Stockholders' Equity

For the years ending June 30, 2003 and 2002

	Common Stock		Additional Paid - in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, June 30, 2001	120,000	$ 120,000	$ 68,983	$ (45,478)	$ 143,505
Contributed capital	-	-	176,462	-	176,462
Net loss, 2002	-	-	-	(137,871)	(137,871)
Balance, June 30, 2002	120,000	120,000	245,445	(183,349)	182,096
Net Income, 2003	-	-	-	106,436	106,436
Balance, June 30, 2003	**120,000**	**$ 120,000**	**$ 245,445**	**$ (76,913)**	**$ 288,532**

See accompanying notes to financial statements

HPC Capital Management, Inc.
Statements of Cash Flows

	Year Ended June 30, 2003	2002
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 106,436	$ (137,871)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	59	-
Securities received for services performed	-	(181,500)
Unrealized gain on securities held	(9,690)	(3,000)
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Accrued interest receivable, officer	(3,649)	-
Prepaid expenses and other current assets	(8,187)	3,700
Other receivables	(3,437)	-
Deposits	(4,290)	-
Increase (decrease) in:		
Accrued payroll taxes payable	160,650	13,262
Due to parent	-	(4,762)
Accrued expenses	24,561	7,750
Net Cash Provided By (Used in) Operating Activities	262,453	(302,421)
Cash Flows from Investing Activities:		
Proceeds from sale of securities	41,550	149,250
Purchase of securities	(25,000)	-
Purchase of equipment	(4,973)	-
Net Cash Provided by Investing Activities	11,577	149,250
Cash Flows from Financing Activities:		
Loan receivable, officer	(121,519)	-
Loan receivable, employee	(2,000)	798
Proceeds from (Repayments to) officers	(3,205)	3,205
Capital contributions	-	176,462
Net Cash (Used in) Provided by Financing Activities	(126,724)	180,465
Net Increase in Cash and Cash Equivalents	147,306	27,294
Cash and Cash Equivalents at Beginning of Year	173,326	146,032
Cash and Cash Equivalents at End of Period	**$ 320,632**	**$ 173,326**

See accompanying notes to financial statements.

HPC Capital Management, Inc.
Notes to Financial Statements
June 30, 2003

Note 1 Organization and Nature of Business

HPC Capital Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company, a wholly-owned subsidiary of Hyperion Holdings, LLC, was organized under the laws of the State of California on November 11, 1999, is headquartered in Georgia, and is engaged in investment banking activities and principal transactions. In August 2002, the Company changed its name to HPC Capital Management, Inc. (see Note 8).

The Company was in the development stage through June 30, 2001. The year ended June 30, 2002 is the first year during which it was considered an operating company.

Note 2 Summary of Significant Accounting Policies

(A) Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

(B) Use of Estimates

In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results may differ from these estimates.

(C) Cash and Cash Equivalents

For the purpose of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

(D) Securities Owned

Security positions are reported at current market or fair values, and unrealized gains or losses, resulting from marking these to the market or fair value, are included in profit or loss.

(E) Equipment

Equipment is stated at cost, less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is provided using the straight line method over the estimated useful lives of the related assets of five years.

(F) Long-Lived Assets

The Company reviews long-lived assets and certain identifiable assets related to those assets for impairment recognition whenever circumstances and situations change such that there is an

indication that the carrying amounts may not be recoverable. If the undiscounted future cash flows is less than the carrying amount, carrying amounts are reduced to fair value and an impairment loss is recognized.

(G) Concentrations

The Company maintains its cash in bank deposit accounts, which, at times, exceed federally insured limits. As of June 30, 2003, the Company had deposits of $217,520 in excess of federally insured limits. The Company has not experienced any losses in such accounts through June 30, 2003.

During 2003, the Company derived approximately 58% and 19% of its revenue from two customers, respectively.

(H) Revenue Recognition

Investment banking revenues include gains, losses, and fees, arising from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date and sales concessions on the settlement date. Trading gains or losses are recognized on a trade date basis.

(I) Advertising

In accordance with Accounting Standards Executive Committee Statement of Position 93-7, ("SOP 93-7") costs incurred for producing and communicating advertising of the Company are charged to operations as incurred. Advertising expense for the year ended June 30, 2003 and 2002 was $1,000 and $75, respectively.

(J) Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period, which includes the enactment date.

(K) Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 149; "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149") which provides for certain changes in the accounting treatment of derivative contracts. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except for certain provisions that relate to SFAS No. 133, implementation issues that have been effective for fiscal quarters that began prior to June 15,

2003, which should continue to be applied in accordance with their respective effective dates. The guidance should be applied prospectively. The adoption of SFAS 149 is not expected to have a material impact on the Company's financial position, results of operations, or liquidity.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This new statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. It requires that those instruments be classified as liabilities in balance sheets. Most of the guidance in SFAS 150 is effective for all instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have a material impact on the Company's financial position, results of operations, or liquidity.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 is not expected to have a material impact on the Company's financial position, results of operations, or liquidity.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consulting of Variable Interest Entities" ("FIN 46"), which represents an interpretation of Accounting Research Bulletin No. 51 (ARB 51), "Consolidated Financial Statements." ARB 51 requires that a Company's consolidated financial statements include subsidiaries in which the Company has a controlling financial interest. That requirement usually has been applied to subsidiaries in which the Company has a majority voting interest. However, the voting interest approach is not effective in identifying controlling financial interest in entities (referred to as "variable interest entities") that are not controllable through voting interests or in which the entity investors do not bear the residual economic risks. FIN 46 provides guidance on identifying variable interest entities and on assessing whether a Company's investment in a variable interest entity requires consolidation thereof. FIN 46 is effectively immediately for investments made in variable interest entities after January 31, 2003 and it is effective in the first fiscal year or interim period beginning after June 15, 2003 for investments in variable interest entities made prior to February 1, 2003. The adoption of FIN 46 is not expected to have a material impact on the Company's financial position, results of operations, or liquidity.

(J) Reclassifications

Certain amounts in the year 2002 financial statements have been reclassified to conform to the year 2003 presentation.

Note 3 Securities Owned

Marketable securities owned consist of trading and investment securities at market value as follows:

HPC Capital Management, Inc.
Notes to Financial Statements
June 30, 2003

	2003	2002
Corporate Stocks	$ 17,765	$ -

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At June 30, 2003 and 2002, not readily marketable securities owned at estimated fair values are as follows:

	2003	2002
Corporate Stocks	$ -	$ 35,250
Warrants	-	-
	$ -	$ 35,250

Note 4 Due to Officers and Loans Receivable, Officers

At June 30 2002, the Company owed $3,205 to three of its officers relating to an over withholding of FICA taxes. During July 2002, the entire amount was repaid.

At June 30, 2003, loans receivable officers represent advances against future expense reimbursements to three officers. The loans bear interest at 3%. (See Note 5)

Note 5 Related Party Transactions

During 2002, the Company received $176,462 of contributed capital from its sole stockholder. (See Note 8)

During 2003, the Company advanced funds to three of its officers. Under the terms of the advance, the officers would offset the balance due against future expense reimbursements. Total principal was $121,519 and related accrued interest receivable was $3,646.

Note 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At June 30, 2003, the Company had net capital of $127,246, which was $113,347 in excess of its required net capital of $13,899. The Company's net capital ratio was 164.

Note 7 Legal Matters

In 2002, the Company was named as a defendant in a lawsuit entitled *Composite Indus of America v. Lenore Homes, et al.*, which is pending in the United States District Court for the District of Nevada.

HPC Capital Management, Inc.
Notes to Financial Statements
June 30, 2003

The Company was granted until September 12, 2002 to respond. The case involved a dispute arising over obligations from a contract to purchase securities between the plaintiff and defendant Lenore. The Company is not party to the contract, and are ancillary defendants in the case. Lenore has moved to dismiss the action. On October 30, 2002, the case was dismissed.

Note 8 Stockholders' Equity

In May 2001, the Company's then parent sold one hundred percent of the Company's common stock to an unrelated party. The prior parent withdrew remaining funds as an equity distribution simultaneously with a capital contribution by the new parent, Hyperion Holdings, LLC. (See Note 9)

During 2002, the Company received $176,462 of contributed capital from its sole stockholder. (See Note 5)

In June 2002, the Company redomiciled by merging the California Corporation into HPC Acquisition Corporation, a recently formed Georgia Corporation. The Company prior to the merger had 120,000 shares of no par common stock issued and outstanding. As a result of the merger, the Company had 120,000 shares of issued and outstanding common stock with a par value of $1 per share. The accompanying financial statements retroactively reflect the recapitalization for all periods presented. In August 2002, HPC Acquisition Corp. filed an amendment with the state of Georgia to change the corporate name to HPC Capital Management, Inc. (See Note 1)

Note 9 Income Taxes

There was no income tax expense for the year ended June 30, 2003 due to the Company's ability to utilize its net operating loss carryforward and in 2002 due to the Company's net loss.

The Company's tax expense (benefit) differs from the "expected" tax expense (benefit) for the years ended June 30, 2003 and 2002, (computed by applying the Federal Corporate tax rate of 34% to loss before taxes), as follows:

	Years Ended June 30, 2003	Years Ended June 30, 2002
Computed "expected" tax expense (benefit)	$ 32,894	$ (47,896)
Change in valuation allowance	(32,894)	47,896
	$ -	$ -

The effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at June 30, 2003 and 2002 are as follows:

	Years Ended June 30, 2003	Years Ended June 30, 2002
Deferred tax assets:		
Net operating loss carryforward	$ 30,465	$ 63,359
Total gross deferred tax assets	30,465	63,359
Less valuation allowance	(30,465)	(63,359)
Net deferred tax assets	$ -	$ -

HPC Capital Management, Inc.
Notes to Financial Statements
June 30, 2003

The Company has a net operating loss carryforward of approximately $135,000, a portion which may be limited in usage due to the change in ownership, which occurred in May 2001. (See Note 8)

The valuation allowance at June 30, 2002 was $63,359. The net change in valuation allowance during the year ended June 30, 2003 was a decrease of $32,894.

Supplemental Information

HPC Capital Management, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2003

Net Capital Computation		
Total Stockholders' Equity	$	288,532
Deductions and/or Charges		(158,621)
Net Capital before Haircuts		129,911
Haircuts		(2,665)
Net Capital		127,246
Required Minimum Capital		13,899
Excess Net Capital	$	113,347
Aggregate Indebtedness		
Aggregate indebtedness as included in Statement of Financial Condition		
Accrued expenses	$	32,312
Accrued wages		176,175
	$	208,487
Ration of Aggregated Indebtedness to Net Capital		164

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of June 20, 2003)

Net Capital, per June 30, 2003, Unaudited FOCUS Report, as filed	$	127,246
Net Audit Adjustments		-
Net Capital, per the June 30, 2003 audited report	$	127,246

HPC Capital Management, Inc.
Supplementary Note

Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
June 30, 2003

The Company is exempt from Rule 15c3-3 as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.



SALBERG & COMPANY, P.A.

Certified Public Accountants and Consultants

To the Board of Directors of:
HPC Capital Management, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of HPC Capital Management, Inc. (F/K/A Hyperion Partners Corporation) (the "Company"), for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives on internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

20283 State Road 7, Suite 300 • Boca Raton, FL 33498
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be considered material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operations of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including internal control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SALBERG & COMPANY, P.A.
Boca Raton, Florida
August 25, 2003